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SEC
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SECURI[…]SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 28988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **02/01/2012** (MM/DD/YY) AND ENDING **01/31/2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.L. Renck & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 West 23rd Street
(No. and Street)

New York	**New York**	**10011**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Renck Jr. **(212) 386-7614**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

DD 5/30/13

OATH OR AFFIRMATION

I, **Robert L. Renck, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

R.L. Renck & Co., Inc., as

of **January 31**, 20 **13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 15

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.L. RENCK & CO., INC.

Statement of Financial Condition

January 31, 2013

R.L. RENCK & CO., INC.

January 31, 2013

Table of Contents

maloneBailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
R.L. Renck & Co., Inc.
New York, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of R.L. Renck & Co., Inc. (the "Company"), as of January 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of R.L. Renck & Co., Inc. at January 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

MaloneBailey, LLP

March 20, 2013

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
#0906 Block A North Tower, SOHO Shangdu No. 8, Dongdaqiao Road · Chaoyang District, Beijing P.R. China 100020 · 86.010.5869.9192
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

R.L. RENCK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

January 31, 2013

ASSETS

Cash	$	97,077
Securities owned, at market		32,968
Secured demand note		75,000
Prepaid expenses		13,421
Surrender value - insurance policies		85,838
TOTAL ASSETS	$	304,304

LIABILITIES AND STOCKHOLDER'S EQUITY

Deposit payable	$	10,000
Accrued liabilities		2,918
Payable to clearing broker		232
Deferred revenues		5,500
TOTAL LIABILITIES		18,650
Liabilities subordinated to claims of general creditors		75,000
Stockholder's equity		
Preferred stock, $1.00 par value, series A cumulative, 10,000 shares authorized, 650 shares issued and outstanding		292,500
Common stock, $1.00 par value; 20,000 shares authorized, 1,000 shares issued and outstanding		1,000
Paid-in capital		353,994
Accumulated deficit		(436,840)
Total Stockholder's Equity		210,654
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	304,304

The accompanying notes are an integral part of these financial statements.

R.L. RENCK & CO., INC.

NOTES TO FINANCIAL STATEMENTS

January 31, 2013

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

R. L. Renck & Co., Inc. (the "Company") is a registered broker/dealer and investment advisor. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also provides advisory services to individuals and research services to institutional investors. The Company, an Illinois corporation, is a wholly-owned subsidiary of R.L. Renck Holdings, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a trade date basis. Commission revenues are recorded on a trade date basis. Advisory fees and other income are recorded when services are completed and the income is reasonably determinable.

Income Taxes

The Company accounts for deferred income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statements and income tax bases of assets and liabilities, using enacted tax rates and laws currently in effect. Additionally, net deferred tax assets are adjusted by a valuation allowance, if based on the weight of available evidence, it is uncertain that some portion or all of the net deferred tax assets will not be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

R.L. RENCK & CO., INC.

NOTES TO FINANCIAL STATEMENTS

January 31, 2013

NOTE 3 – FAIR VALUE OF INSTRUMENTS

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under U.S. GAAP provides for the use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining the fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities. The fair values of the investment instruments of the level 3 asset is determined to be $85,838 as compared to $90,947 in January 31, 2012, resulting in a change of $5,109 that is recorded as unrealized loss on investment. The valuation of the level 3 instruments are determined primarily using cash flow models and projections of future investment returns to forecast future value where there are no quoted prices of identical assets.

The following are the Company's securities owned and securities sold, not yet purchased, by level within the fair value hierarchy at January 31, 2013:

Assets	Fair Value	Fair Value Hierarchy
Securities owned	$ 32,968	Level 1
Insurance policies	$ 85,838	Level 3

NOTE 4 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors represent amounts received from a related party under a $75,000 secured demand note collateral agreement, which matures October 31, 2015. The note payable bears interest at the broker call rate and is payable at the discretion of management. This note is collateralized by a United States Treasury Bill. Interest on the underlying collateral is paid to the lender. There is no additional interest paid.

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority ("FINRA") and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 – DEFERRED REVENUES

Advisory fees are customarily invoiced quarterly in advance, which resulted in deferred revenues of $5,500 at January 31, 2013.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company, in its capacity as a registered investment advisor, pays fees for research to an affiliate controlled by its president. Research fees paid during the fiscal year ended January 31, 2013 were $122,000.

The Company earned other income of $303,522 during the year ended January 31, 2013 from a company for which our president is the CEO.

NOTE 7 – LIFE INSURANCE POLICIES

The Company owns key-man insurance policies at Mass Mutual whose surrender value at January 31, 2013 was $85,838.

NOTE 8 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined, so long as the Company continues to be an introducing broker. Net capital changes from day to day, but as of January 31, 2013, the Company had net capital of $182,550 which exceeded its minimum requirement of $5,000 by $177,550, and the ratio of aggregate indebtedness to net capital was 0.101 to 1.

NOTE 9 – INCOME TAXES

The Company had a net operating loss carry-forward of approximately $90,000 for income tax purposes as of January 31, 2012. This loss carry forward will be applied to the Company's taxable income for the year ended January 31, 2013. There were no material differences between the Company's taxable income for financial reporting and income tax reporting purposes. The Company is included in the consolidated tax return filed by its parent. For the year ended January 31, 2013, the Company's parent is expected to have taxable losses and therefore the Company has not recorded a provision for income taxes in its financial statements.

NOTE 10 – OFF-BALANCE SHEET RISKS

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' monetary balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 11 – SERIES A CUMULATIVE PREFERRED STOCK

The Series A cumulative preferred stock is redeemable at the option of the Company for $450 per share.

In the event of a liquidation, dissolution or wrapping up of the Company the preferred shareholders are entitled to receive a distribution in preference to the common shareholders of $450 per share plus any accrued dividends

The Company has declared and paid a total of $9,475 in preferred stock dividends.

NOTE 11 – SERIES A CUMULATIVE PREFERRED STOCK (continued)

On April 27, 2001, the Company issued 100 shares of series A cumulative preferred stock and a warrant to purchase 9,000 shares of common stock to an affiliated company, R.L. Renck & Co., a limited partnership, for $50,000, representing $45,000 liquidation value for the preferred stock and $5,000 additional paid-in capital for the issuance of the warrant. The warrant expired on April 27, 2011.

During fiscal year ended January 31, 2004 the Company issued an additional 150 shares of Series A cumulative preferred stock to related parties for $67,500. On April 19, 2003 the Company issued a warrant exercisable for 9,000 shares of common stock to its President for a purchase price of $5,000. This warrant expires on April 19, 2013.

On December 21, 2004 the Company issued a warrant exercisable for 9,000 shares of common stock for a purchase price of $5,000 to it's President. The warrant entitles the holder to purchase 9,000 shares of the Company's stock at $5 per share and expires on December 31, 2014.

During fiscal year ended January 31, 2005, the Company issued an additional 200 shares of Series A cumulative preferred stock to related parties for $90,000.

During fiscal year ended January 31, 2006, the Company sold an additional 50 shares of Series A cumulative preferred stock to a related party for $22,500.

During fiscal year ended January 31, 2009, the Company sold an additional 150 shares of Series A cumulative preferred stock to its President and a related party for $450 per share with net proceeds of $67,500.